UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ____________)

                            PENSKE MOTORSPORTS, INC.
         --------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
         --------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   709598 10 6
         ---------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 W. SCOTT COOPER
           227 W. TRADE ST., STE. 1200 CHARLOTTE, NORTH CAROLINA 28202
                                 (704) 334-0891
         ---------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 15, 1997
         ---------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                             PAGE 2 OF ___ PAGES

CUSIP No. 709598 10 6
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CARRIE B. DEWITT
   SSN:
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) / /
                                                      (b) / /
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   OO

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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  NUMBER OF             7  SOLE VOTING POWER
   SHARES
BENEFICIALLY               906,452
  OWNED BY
    EACH
  REPORTING                ----------------------------------------------
   PERSON               8  SHARED VOTING POWER
    WITH
                           -0-
                           ----------------------------------------------
                        9  SOLE DISPOSITIVE POWER

                           906,452
                           ----------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                           -0-
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   906,452

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.4%
-------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN



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                                                             PAGE 3 OF ___ PAGES

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share, of Penske Motorsports, Inc. ("PMI"), 13400 West Outer
Drive, Detroit, Michigan 48239.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Mrs. Carrie B. DeWitt whose business address is P.O. Box 500, Rockingham, North Carolina 28380. Mrs. DeWitt is Chairman of the Board of Directors of North Carolina Motor Speedway, Inc., P.O. Box 500, Rockingham, North Carolina
28380. During the last five years, Mrs. DeWitt has not been convicted in a criminal proceeding and has neither been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. DeWitt is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The consideration for the acquisition of securities to which this statement relates was 1,461,378 shares of common stock of North Carolina Motor Speedway, Inc. ("NCMS"). The NCMS shares were exchanged for the PMI shares to which this statement relates.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         The PMI shares were acquired by Mrs. DeWitt in accordance with an option agreement granted by Mrs. DeWitt to PMI and its affiliate Penske Acquisition, Inc. PMI and Penske Acquisition, Inc. have proposed a merger between NCMS and Penske Acquisition, Inc. Mrs. DeWitt has no present plan to bring about any changes in the management, capital structure, assets, dividend policy, bylaws or charter of PMI. In addition, Mrs. DeWitt has no present plans to cause any class of securities of PMI to be delisted from any exchange or inter-dealer quotation system or to be de-registered from registration with the Securities and Exchange Commission.

         Mrs. DeWitt has no present plans to acquire or dispose of any securities of PMI, however, she does have certain registration rights with respect to the securities to which this statement relates. At such time as she is able to exercise those rights, she may or may not change her plans with respect to the acquisition or disposition of securities of PMI.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         On May 15, 1997, Mrs. DeWitt acquired 906,542 shares of common stock, par value $0.01 per share, in exchange for her transfer and delivery to Penske Acquisition, Inc. of 1,461,378 shares of common stock of NCMS. This transaction was in accordance with an option granted by Mrs. DeWitt to PMI.


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                                                             PAGE 4 OF ___ PAGES

         Mrs. DeWitt has sole voting and dispositive power with respect to the securities to which this statement relates.

         The number of outstanding shares of PMI on May 1, 1997 as reported by PMI in its Quarterly Report on Form 10-Q for the period ended March 31, 1997 was 13,241,796. To that total the shares to which this statement relates were added to result in a total number shares outstanding of 14,148,248. Mrs. DeWitt has no knowledge of any additional shares of common stock being issued by PMI or being redeemed by PMI since May 1, 1997. Based upon the foregoing, the shares acquired by Mrs. DeWitt constitute 6.4% of the number of outstanding shares of common stock of PMI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mrs. DeWitt or her estate has the right to put the securities to which this statement relates to PMI and affiliates if PMI fails to consummate a secondary offering of said shares at a minimum value net to Mrs. DeWitt of $30.00 per share. Upon exercise of the put, PMI is obligated to purchase the shares from Mrs. DeWitt at the minimum value. In addition, to the extent that the transfer of shares to Mrs. DeWitt results in a taxable transaction, PMI will reimburse Mrs. DeWitt for all tax liability. The obligations of PMI to Mrs. DeWitt are secured by a $27 million documentary letter of credit provided by PMI in favor of Mrs. DeWitt. These rights are set forth in the Amended and Restated Stockholder Option and Voting Agreement and the First Amendment to Amended and Restated Stockholder Option and Voting Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Amended and Restated Stockholder Option and Voting Agreement Between Carrie B. DeWitt, Stockholder, Penske Acquisition and Penske Acquisition and Penske Motorsports, Inc., Purchaser incorporated by reference to
                  Exhibit 10.1 to that Quarterly Report filed on Form 10-Q by Penske Motorsports, Inc. for the three-month period ended March 31, 1997 (File No. 0-28044).

         7.2 First Amendment to Amended and Restated Stockholder Option and Voting Agreement incorporated by reference to
                  Exhibit 2.2 to that Current Report on Form 8-K filed by Penske Motorsports, Inc. on May 27, 1997 (File No. 0-28044).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 1997                                /s/ Carrie B. DeWitt
---------------------------                 ---------------------------
Date                                                 Signature
                                                  CARRIE B. DEWITT
                                            ---------------------------
                                                     Name

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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